Exhibit 99.1

Tungray Reports Unaudited 2025 First Half Results, Revenue Up 37% and Returns to Profitability

Total Revenues Increased by 37.0% YoY to $7.4 million

Operating Income Increased to $0.3 million from -$0.9 million

Net Income Increased to $0.5 million from -$0.8 million

Singapore, September 30, 2025 (PRNEWSWIRE) — Tungray Technologies Inc (“Tungray” or the “Company”), a global Engineer-to-Order (ETO) company, today reported its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

•	Total revenues for the six months ended June 30, 2025 increased by 37.0% to $7.4 million, compared to $5.4 million in the same period of 2024.

•	Gross margin for the six months ended June 30, 2025 was 48.6%, compared to 46.7% for the same period in 2024.

•	Operating income for the six months ended June 30, 2025, was $0.3 million, compared to an operating loss of $0.9 million for the same period in 2024.

•	Net income for the six months ended June 30, 2025, was $0.5 million, compared to net loss of $0.8 million for the same period in 2024.

Recent Developments and Strategic Highlights: Tungray Drives Revenue Growth and Reduces Costs

Revenue Enhancement: To drive sales growth, the Company is exploring potential horizontal strategic partnerships to access new, high-value capabilities. These initiatives include:

•	Introducing new lines of business through potential partnerships with existing companies.

o	Utilizing the “market-for-tech” model to leverage Singapore’s hub position for regional business expansion.
o	Exploring technologies and services such as standardized manufacturing of medical components, and contract repair work for aviation components, such as aircraft engine fan blades and turbines.

•	Enhancing sales and market penetration by hiring a dedicated business-focused market and sales manager. This initiative will focus on:

o	Increasing market penetration of non-printer related markets in the Southeast Asia (SEA) region.
o	Focusing primarily on the semiconductor, automotive and non-printer related consumer product sectors.

Cost-Cutting Measures:

The Company has implemented targeted cost control actions aimed at reducing expenses, enhancing operational efficiency, and renegotiating supplier contracts.

These actions include:

•	Identifying and utilizing high-trade volume suppliers.
•	Leveraging volume to negotiate favorable rates for common-use components.

Management Commentary

Mr. Wanjun Yao, Chairman and Chief Executive Officer of Tungray, commented, “We achieved solid top line growth during the first half of the year with revenue up 37.0% reaching $7.4 million compared to the same period last year. Despite rising raw material and labor costs, our gross margin showed material improvement with gross margin of 48.6% in the first half of the year, compared with 46.7% in the same period last year. This 190 basis points improvement combined with leverage opportunities in our business model helped drive our return to profitability with net income of $0.5 million in the first half of the year, compared with a net loss of $0.8 million in the same period last year.”

“During the first half of 2025, we invested $0.5 million in R&D, an increase of 6.2% compared to the same period of 2024, demonstrating continued commitment to innovation as we target high-growth areas such as automation equipment, semiconductor-related solutions, and mechatronics. In Singapore, we advanced modularization of equipment components to reduce variance-related costs and rolled out after-sale service initiatives that reinforce our customer-first approach. In addition, we increased R&D in highly automated equipment to meet growing demand. In the mechatronics segment, we benefitted from increased orders linked to rising demand for automotive refrigerators in new energy vehicles (NEVs) during the first half of 2025.”

“We will continue to allocate resources strategically to ensure long-term product and technology advancement. These initiatives not only support near-term competitiveness but also lay the foundation for sustainable growth. We believe our efforts will enhance Tungray’s market presence, create new revenue streams, and deliver greater value for our shareholders as market conditions improve.”

Mr. Henry Guo, Chief Financial Officer of Tungray, commented, “To remain competitive amidst pricing pressure, we are implementing aggressive cost-cutting measures and pursuing operational efficiencies. At the same time, we are expanding our revenue base by developing higher-margin products, strengthening partnerships, and pursuing new market opportunities.”

“In the longer term, we believe our business strategies should continue to fuel Tungray’s top-line growth and margin expansion.”

First Half 2025 Financial Results

Total Revenues

Our total revenues increased by 37.0% to $7.4 million for the six months ended June 30, 2025, compared to $5.4 million for the six months ended June 30, 2024.

•	Revenues from customized products increased by $0.8 million, or 18.4%, compared to the same period in 2024, primarily driven by the sales increase of a major customer during the period.

•

Revenues from standardized products increased by $1.2 million, or 130.6%, compared to the same period in 2024, primarily increased orders driven by rising demand for automotive refrigerators used in new energy vehicles (NEVs) during the first half of 2025. This growth demonstrates the Company’s ability to respond to emerging market needs and capitalize on industry trends.

Cost of Revenues

Total costs increased by 32.0% to $3.8 million for the six months ended June 30, 2025, compared to $2.9 million for the six months ended June 30 2024.

•	The cost of revenues for customized products rose by $0.3 million, or 10.4% compared to the same period ended June 30, 2024, in line with the revenue increase.

•	The cost of revenues for standardized products increased by $0.7 million, or 139.6% compared to the same period ended June 30, 2024, corresponding with the revenue increase.

Gross Profit

Gross profit was $3.6 million for the six months ended June 30, 2025, up from $2.5 million for the six months ended June 30, 2024. Gross margin was 48.6%, compared to 46.7% for the same period last year. The improvement in gross profit was mainly driven by revenue growth that outpaced cost increases.

•

Gross profit for customized products was $2.7 million for the six months ended June 30, 2025, an increase of 27.7% as compared to $2.1 million for the six months ended June 30, 2024. Gross margin for customized products was 50.4% for the six months ended June 30, 2025, as compared to 46.7% for the six months ended June 30, 2024.

•

Gross profit for standardized products was $0.9 million for the six months ended June 30, 2025, an increase of 120.2% as compared to $0.4 million for the six months ended June 30, 2024. Gross margin for standardized products was 44.3% for the six months ended June 30, 2025, and 46.4% for the six months ended June 30, 2024.

Operating Expenses

Total operating expenses were $3.3 million for the six months ended June 30, 2025, compared to $3.5 million for the prior year period, representing a 4.1% decrease.

•

Selling expenses increased by 16.3% to $349.0 thousand for the six months ended June 30, 2025, compared to $300.1 thousand for the six months ended June 30, 2024. The increase was mainly due to an increase of salary expenses and travel related expenses for business expansion.

•	General and administrative expenses decreased by 8.0% to $2.5 million from $2.7 million for the six months ended June 30, 2024, reflecting tighter cost management.

•	R&D expenses increased by 6.2% to $475.0 thousand, compared to $447.2 thousand for the same period of last year. The increase was consistent with the R&D plan the Company previously set out.

Income (Loss) from operations

Income from operations was $0.3 million for the six months ended June 30, 2025, compared to loss from operations of $0.9 million for the six months ended June 30, 2024.

Other Income, net

Total other income was $0.2 million for the six months ended June 30, 2025 and 2024.

Income tax expense

Income tax expense decreased by approximately $94.9 thousand, or 75.2%, from $126.2 thousand for the six months ended June 30, 2024 to $31.3 thousand for the six months ended June 30, 2025.

Net Income (Loss)

Net income was $0.5 million for the six months ended June 30, 2025, compared to net loss of $0.8 million for the six months ended June 30, 2024.

About Tungray Technologies Inc

Tungray Technologies Inc is an Engineer-to-Order (ETO) company that provides customized industrial manufacturing solutions to original equipment manufacturers (OEMs) in the semiconductors, printers, electronics, and home appliances industries. With research, development and manufacturing bases in Singapore and China, Tungray designs, develops, and delivers a wide range of industrial products ranging from customized manufacturing machineries, direct drive and linear direct current motors, to induction welding equipment. As an ETO company with more than two decades of experience, Tungray takes pride in its ability to deliver quality customized industrial solutions that fulfil its customers’ unique needs and specifications. For more information, visit the Company's website at http://tungray.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Bill Zima

Email: tungray@icrinc.com

Tungray Technologies Inc and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Stated in U.S. Dollars, except for share data, or otherwise noted)

	As of 30-Jun-25	As of 31-Dec-24
ASSETS

CURRENT ASSETS
Cash	$8,534,954	$8,968,814
Restricted cash	-	503,544
Accounts and notes receivable, net	3,345,278	2,393,902
Accounts receivable - related parties	333,996	327,556
Inventories, net	2,348,620	2,206,329
Prepayments, net	724,373	726,991
Prepayments - related parties, net	1,601,838	3,815,321
Other receivables and other current assets, net	340,983	507,523
Other receivables – related parties	1,131,174	320,447
Total current assets	18,361,216	19,770,427

NON-CURRENT ASSETS
Prepaid expenses and deposits	76,753	79,088
Prepayment for land use right	-	1,987,685
Long-term investment	209,392	205,499
Operating right-of-use assets and land use rights	3,368,272	1,411,033
Finance right-of-use assets	214,493	221,847
Intangible assets, net	129,392	59,148
Deferred tax assets	32,884	-
Property and equipment, net	6,469,929	6,173,176
Total non-current assets	10,501,115	10,137,476

Total assets	28,862,331	29,907,903

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	1,809,327	1,359,244
Accounts payable - related parties	163,837	79,988
Contract liabilities	2,967,980	6,115,315
Accrued expenses and other payables	1,143,049	1,450,005
Other payables - related parties	371,146	338,453
Current portion of banking facilities	94,432	80,588
Short-term loans - banks	697,973	-
Current portion of operating lease liabilities	187,752	184,201
Current portion of operating lease liabilities - related party	76,950	168,551
Current portion of finance lease liabilities	64,740	123,762
Taxes payable	552,987	703,264
Total current liabilities	8,130,173	10,603,371

OTHER LIABILITIES
Banking facilities	1,217,800	1,161,174
Operating lease liabilities	624,863	692,329
Operating lease liabilities - related party	156,787	190,752
Deferred revenue	97,870	-
Total other liabilities	2,097,320	2,044,255

Total liabilities	10,227,493	12,647,626

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares ($0.0001 par value; 400,000,000 and 400,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 11,793,485 and 11,793,485 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	1,179	1,179
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 4,560,000 and 4,560,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	456	456
Additional paid-in capital	3,135,124	3,135,124
Retained earnings	15,600,685	15,050,543
Statutory reserves	248,761	248,761
Accumulated other comprehensive loss	(116,634)	(1,012,187)
Total Tungray Technologies Inc shareholders' equity	18,869,571	17,423,876

NONCONTROLLING INTERESTS	(234,733)	(163,599)

TOTAL EQUITY	18,634,838	17,260,277

Total liabilities and equity	$28,862,331	$29,907,903

Tungray Technologies Inc and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Stated in U.S. Dollars, except for share data, or otherwise noted)

	For the six months ended
	June 30,
	2025	2024
Revenue - products	$7,445,174	$5,435,786
Revenue - related party	205	-
Total revenues	7,445,379	5,435,786

Cost of revenue - products	3,824,129	2,897,866
Cost of revenue - related party	209	-
Total cost of revenues	3,824,338	2,897,866

Gross profit	3,621,041	2,537,920

Operating expenses:
Selling expenses	349,032	300,122
General and administrative expenses	2,516,927	2,735,835
Research and development expenses	474,959	447,234
Total operating expenses	3,340,918	3,483,191

Income (Loss) from operations	280,123	(945,271)

Other income
Other income, net	205,095	172,687
Lease income - related party	9,803	9,855
Financial income, net	8,619	44,262
Total other income, net	223,517	226,804

Income (Loss) before income taxes	503,640	(718,467)

Income tax expense	(31,270)	(126,219)

Net income (loss)	472,370	(844,686)

Less: net loss attributable to noncontrolling interests	(77,772)	(30,679)

Net income (loss) attributable to Tungray Technologies Inc	550,142	(814,007)

Net income (loss)	472,370	(844,686)

Foreign currency translation adjustment	902,191	(629,472)

Comprehensive income (loss)	1,374,561	(1,474,158)

Less: comprehensive loss attributable to noncontrolling interests	(71,134)	(30,679)

Total comprehensive income (loss) attributable to Tungray Technologies Inc	1,445,695	(1,443,479)

Weighted average number of common shares outstanding - basic and diluted	16,353,485	15,539,074

Earnings (Loss) per common share - basic and diluted	0.03	(0.05)